Exhibit 99.1

NIO Inc. Announces US$2.2 Billion Strategic Equity Investment from CYVN

Shanghai, China, December 18, 2023 – (GLOBE NEWSWIRE) – NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced that it has entered into a share subscription agreement with CYVN Holdings L.L.C (“CYVN Holdings”), through its affiliate CYVN Investments RSC Ltd (the “Investor” or “CYVN”), an investment vehicle  based in Abu Dhabi, pursuant to which CYVN will invest an aggregate of US$2.2 billion in cash to subscribe for 294,000,000 newly issued Class A ordinary shares of the Company at a per share purchase price of US$7.50 (the “December Investment Transaction”).

As previously announced, in July 2023 the Company received a US$738.5 million strategic equity investment from CYVN. Additionally, CYVN  acquired certain Class A ordinary shares of the Company from an affiliate of Tencent Holdings Ltd. for an aggregate consideration of US$350 million. Following the completion of the December Investment Transaction, CYVN will beneficially own approximately 20.1% of the Company’s total issued and outstanding shares.

The December Investment Transaction is subject to customary closing conditions and the closing is expected to take place in the final week of December. The share issuance is conducted as a private placement in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), to be exempt from registration. The Investor and the Company are both subject to certain lock-up arrangements for a period of six (6) months following closing of the December Investment Transaction.

Upon closing of the December Investment Transaction, CYVN will be entitled to nominate two directors to the Company’s board of directors so long as it continues to beneficially own no less than 15% of the Company’s outstanding share capital. If CYVN beneficially owns less than 15% but more than 5% of the Company’s outstanding share capital, it will be entitled to nominate one director to the Company’s board of directors. Such appointment will be subject to the requirements of applicable laws, regulations, listing rules and the Company’s articles of association.

NIO and CYVN, and their affiliates, will continue to work jointly to pursue strategic and technology collaborations in international markets following the closing of the December Investment Transaction.

“We are deeply inspired by CYVN’s vision to accelerate the global transition to a more sustainable future, and we appreciate its endorsement of NIO’s unique values. With the enhanced balance sheet, NIO is well prepared to sharpen brand positioning, bolster sales and service capabilities, and make long-term investment in core technologies to navigate the intensifying competitive landscape, while continually improving execution efficiency and system capabilities,” said William Bin Li, founder, chairman and chief executive officer of NIO. “We are confident that NIO will further solidify its leading position in the transformation of the automotive industry.”

“Our increased investment in NIO represents a continuation of our ongoing strategy to build a leading global portfolio in the mobility space,” said Jassem Al Zaabi, Chairman and Managing Director of CYVN Holdings. “This transaction demonstrates our confidence in NIO’s unique positioning and competitiveness in the global smart EV industry. We are excited to be a long-term strategic partner of NIO and support its efforts in product innovation, technological breakthroughs and international market expansion.”

About NIO

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO’s product portfolio consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6 (or the EL6), a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET7, a smart electric flagship sedan, the ET5, a mid-size smart electric sedan, and the ET5T, a smart electric tourer.

About CYVN Holdings

CYVN Holdings is a specialist investment vehicle based in Abu Dhabi, that deploys capital in smart and advanced mobility solutions. It aims to create a smart mobility platform by investing in and partnering with industry leaders around the world.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

Investor Relations
ir@nio.com

Media Relations
global.press@nio.com

2